OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69239

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ACC Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14180 Dallas Parkway Ste. 350
(No. and Street)

Dallas	TX	75254
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shane Mahmood	214-217-7710	smahmood@allcapcorp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, #168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shane Mahmood _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ACC Securities, LLC _____, as of February 11 _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO/CCO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ACC SECURITIES, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the year ended December 31, 2025

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC

Table of Contents

The accompanying notes are an integral part of these financial statements.

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To members of ACC Securities, LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of ACC Securities, LLC as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of ACC Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ACC Securities, LLC's management. Our responsibility is to express an opinion on ACC Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ACC Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of ACC Securities, LLC's financial statements. The supplemental information is the responsibility of ACC Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as ACC Securities, LLC's auditor since 2018.

Sugar Land, Texas

February 6, 2026

1

ACC SECURITIES, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	21,759
Prepaid Expenses		704
Total Assets		
	$	22,463

Liabilities and Members' Equity

Liabilities		
Accounts payable	$	4,000
Related party payable		2,106
Total Liabilities		6,106
Members' equity		16,357
Total Liabilities and Members' Equity	$	22,463

The accompanying notes are an integral part of these financial statements.

2

ACC SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenues		
Commission and fees	$	0
		0
Expenses		
Assessment and fees		788
Registration		792
Consulting		276
Insurance		520
Bank charges		29
Office expenses		420
Rent		1,764
Reimbursable Expenses		115
Professional fees		8,000
Telephone		156
Training		2,500
Utilities		144
Total Expenses		
Net Income (Loss)	$	(15,504)

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2025

Balance at December 31, 2024	$	16,861
Member contributions in cash		15,000
Member distributions in cash		--
Net Income (Loss)		(15,504)
Balance at December 31, 2025	$	**16,357**

The accompanying notes are an integral part of these financial statements.


ACC SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025


Cash Flows from Operating Activities

Net Income (Loss)	$ (15,504)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Increase in related party payable	1,404
Increase in prepaid expenses	(685)
Net cash provided (used) by operating activities	(14,785)

Cash flows from investing activities

Net cash provided (used) by financing activities	--

Cash flows from financing activities

Capital contributions	15,000
Capital distributions	--
Net cash provided (used) by financing activities	15,000
Net increase (decrease) in cash	$ 215
Cash at beginning of year	$ 21,544
Cash at end of year	$ 21,759

Supplemental schedule of cash flow information

Cash paid during the year for:

Interest	$ --
Income taxes	$ --


The accompanying notes are an integral part of these financial statements.


Note 1 - Summary of Significant Accounting Policies

The accounting and reporting policies of ACC Securities, LLC (the "Company") conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its financial statements. The financial statements present the financial position and results of operations of the Company, a multi-member Texas limited liability company, which was formed on September 10, 2010.

Organization

The Company, jointly-owned by ALLCAPCORP, LTD. CO. and Allegiance M & A Capital, Inc (collectively referred to as the "Members"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's primary business is operating as a placement agent in private securities transactions between issuers and/or accredited institution(s)/qualified institutional buyers (QIB). The Company does not carry any margin accounts and does not hold funds or securities for customers. The Members make capital contributions as necessary to cover any regular operating or regulatory requirements.

Income Taxes

The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state laws of which none were payable. Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. The Company is a multi-member limited liability company.

The Company has reviewed the guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. The Company has evaluated such implications for all open tax years and has determined there is no impact to the Company's financial statements as of December 31, 2025.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns generally remain subject to examination by the regulatory authorities for three to four years from the date the return is due including extensions.

Revenue Recognition

The Company earns selling commissions on the sale/placement of privately held securities between an issuer and institutional investors or between two (2) institutional investors. Selling commissions are reflected in the period in which assets are raised for the selling issuer or selling institutional investor.

The Company accrues interest on its investments in the period when earned.

The accompanying notes are an integral part of these financial statements.



Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Parties

On December 31, 2025, the Company had an amount due to ALLCAPCORP, LTD., CO dba Allegiance Capital Corporation (Majority Member) of $2,106 which was primarily for certain shared expenses in accordance with an Administrative Services and Expense Agreement dated April 18, 2018. The Administrative Services and Expense Agreement provide for Allegiance Capital Corporation to provide certain services to the Company and is in accordance with NASD Notice to Members 03-63, *Expense-Sharing Agreements*. The Company incurred expenses totaling $2,808 for these services for the year ended December 31, 2025.

The Company and its affiliates are related parties under common control, and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 3 - Regulatory Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2025, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2025, the Company had net capital of $15,653 and indebtedness of $6106. The ratio of indebtedness expressed as a percent of net capital can be calculated as 39.01%.

Note 4 - Going Concern

The firm relies upon capital infusions, as necessary, from the parent entity. The parent has been in business for over 27 years and is solvent. The parent utilizes the services of the Company on an "as needed" basis. The firm has operated for several years in this manner.

Note 5 - Subsequent Events

The subsequent events for the Company have been evaluated by management through the date financial statements were available to be issued. It was determined that there were no subsequent events to recognize in the financial statements.

Note 6 - Commitment and Contingencies

The company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or future obligation.

The accompanying notes are an integral part of these financial statements.

Note 7 - Single Reportable Segment

According to the guidance in FASB ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the companies, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements.

ACC Securities LLC is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of services, private placements. The Company has identified its President, Shane Mahmood as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make member distribution. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 0% percent of its total revenue from a single external customer in 2025.

The accompanying notes are an integral part of these financial statements.



Schedule I

<u>ACC SECURITIES, LLC</u>
<u>Computation of Net Capital Under SEC Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2025</u>

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$	16,357
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		16,357
Deductions and/or charges		
Non-allowable assets:		
CRD Account		704
Net capital before haircuts on securities positions		15,653
Haircuts on securities (computed, where applicable,		
Pursuant to Rule 15c3-1(f)		--
Net Capital	**$**	**15,653**

Aggregate Indebtedness (AI)

Items included in statement of financial condition:		
Accounts Payable		4,000
Related party payables		2,106
	$	6,106
Total aggregated indebtedness	**$**	**6,106**

The accompanying notes are an integral part of these financial statements.

Schedule I (continued)

ACC SECURITIES, LLC
Computation of Net Capital Under SEC Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

Computation of Basic Net Capital Requirement

Minimum net capital required (AI x 0.6667))	$ 407
Minimum net capital required of broker dealer	$ 5,000
Net capital requirement (Greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum (NC – RNC)	$ 10,653
Excess net capital at 1000% (NC – (.1 of AI)	$ 10,043
Ratio: Aggregate indebtedness to net capital (AI/NC), expressed as a percentage	39.01%

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form 17A-5 Part IIA filing as of December 31. 2025.

The accompanying notes are an integral part of these financial statements.

ACC Securities, LLC
Schedule II & III - Pursuant to SEA Rule 17a-5
of Securities and Exchange Act of 1934
December 31, 2025

<u>**SCHEDULE II**</u>
<u>**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**</u>
<u>**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**</u>
<u>**AS OF DECEMBER 31, 2025**</u>

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

<u>**SCHEDULE III**</u>
<u>**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS**</u>
<u>**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2025**</u>

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule I 5c3-3 in reliance upon footnote 74 of SEC Release No. 14- 70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4. 2014. The Company does not hold customer funds or securities.

The accompanying notes are an integral part of these financial statements.

ll

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2025

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
ACC Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which ACC Securities, LLC states that the Company is a registered broker-dealer subject to Rule I 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17F.R. §240.17a-5(d)(I) and (4). To the best of its knowledge and belief, (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB account (as defined in Rule 15c3-3 throughout the most recent without exception.

ACC Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ACC Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

February 6, 2026

12



An affiliate of Allegiance Capital Corp.

ACC Securities, LLC Exemption
Report

ACC Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ACC Securities, LLC

I, _Shane Mahmood_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: Chief Executive Officer and Chief Compliance Officer
01/23/2026